Exhibit 16

SECURITIES ACT (BRITISH COLUMBIA) SECTION 85(1) FORM 27
SECURITIES ACT (ALBERTA) SECTION 146(1) FORM 27
THE SECURITIES ACT (SASKATCHEWAN) SECTION 84(1) FORM 25
THE SECURITIES ACT (MANITOBA)
SECURITIES ACT (ONTARIO) SECTION 75(2) FORM 27
SECURITIES ACT (QUEBEC) SECTION 73
THE SECURITIES ACT (NEWFOUNDLAND) SECTION 76(2) FORM 26
SECURITIES ACT (NOVA SCOTIA) SECTION 81(2) FORM 27
SECURITY FRAUDS PREVENTION ACT (NEW BRUNSWICK)
SECURITIES ACT (PRINCE EDWARD ISLAND)
SECURITIES ACT (NORTHWEST TERRITORIES) SECTION 44
SECURITIES ACT (NUNAVUT) SECTION 44
SECURITIES ACT (YUKON)

1.	Reporting Issuer:

The name and address of the reporting issuer is:

Hawker Resources Inc. (the “Corporation”) Suite 500, 340 – 12th Avenue S.W Calgary, Alberta T2R 1L5

2.	Date of Material Change:

January 18, 2004.

3.	Press Release:

A press release disclosing the nature and substance of the material change and attached hereto as Appendix “A” was issued on January 18, 2004.

4.	Summary of Material Change:

The Corporation announced that it has entered into an agreement whereby the Corporation has agreed to make an offer (the “Offer”) to acquire all of the outstanding common shares of ZORIN Exploration Ltd. (“ZORIN”), including any which may become outstanding pursuant to the exercise of any options or warrants to acquire common shares of ZORIN. The Offer will be made by a formal take-over bid to the shareholders of ZORIN.

5.	Full Description of Material Change:

Details of the transaction are provided in the press release dated January 18, 2004, a copy of which is attached hereto as Appendix “A”. In addition, the Corporation and ZORIN entered into a pre-acquisition agreement dated January 18, 2004 in respect of the Offer, a copy of which is attached hereto as Appendix “B”.

6.	Reliance on Section 146(2) of the Securities Act (Alberta) or Equivalent Sections:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Senior Officers:

For further information, please contact Mr. Barry R. Herring, Chief Financial Officer of the Corporation at the above mentioned address or at (403) 261-6883.

9.	Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta, effective the 18th day of January, 2004.

HAWKER RESOURCES INC.

Per:	“Barry R. Herring” Barry R. Herring
Chief Financial Officer

APPENDIX “A”

HAWKER RESOURCES INC. ANNOUNCES OFFER FOR
ZORIN EXPLORATION LTD.

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAWS.

CALGARY, ALBERTA (January 18, 2004) - Hawker Resources Inc. (“Hawker”) (TSX - HKR) and Zorin Exploration Ltd. (“Zorin”) (TSXV - ZEL) jointly announce today that they have entered into an agreement whereby Hawker has agreed to make an offer (the “Offer”) to acquire all of the outstanding common shares of Zorin (the “Shares”) at a price of $0.40 per share. The Offer will be made by way of a formal take-over bid to the shareholders of Zorin (“Zorin Shareholders”). Hawker expects to mail the formal Offer to Zorin Shareholders as soon as practicable and in any event no later than February 4, 2004 and anticipates closing in March, 2004.

Under the Offer, each Zorin Shareholder may elect, subject to proration, to receive either $0.40 cash per Share, subject to an aggregate maximum of $1,484,640 in cash available under the Offer, or a fraction of a Hawker common share determined by multiplying the exchange ratio by one Hawker common share, subject to an aggregate maximum of 80% of the total consideration under the Offer being payable in Hawker common shares. The exchange ratio will be determined by dividing $0.40 by the weighted average trading price of the Hawker common shares on the Toronto Stock Exchange for the 10 trading days prior to (and excluding) the scheduled expiry date of the Offer on which at least one board lot of Hawker common shares is traded (the “Average Trading Price”).

The officers and directors of Zorin, who hold approximately 60% of the issued and outstanding Shares in aggregate, unanimously support the Offer and have executed pre-tender agreements pursuant to which they have agreed to tender all of their Shares to the Offer.

The transaction is valued at approximately $7.4 million plus approximately $4 million of Zorin net debt to be assumed by Hawker.

Hawker President and CEO David Tuer commented that: “The combination of Zorin’s properties in Southern Alberta with our own properties offers Hawker an opportunity to grow our production quickly at reduced costs.”

The Board of Directors of both Hawker and Zorin have unanimously approved the transaction. The Zorin Board of Directors has concluded that the transaction is in the best interests of its shareholders and will recommend that shareholders tender their Shares to the Offer. Waterous & Co. acted as financial advisor for Zorin and has provided the Board of Directors of Zorin with their opinion that the Offer is fair to the Zorin Shareholders from a financial point of view. Peters & Co. Limited acted as financial advisor to Hawker and will be the manager of a soliciting dealer group to be formed for the Offer.

Zorin has agreed, under certain conditions, to pay Hawker a non-completion fee of $375,000 if the transaction is not completed. Hawker has the right to terminate the Offer if the Average Trading Price is less than $4.75 in which event Hawker has agreed to pay Zorin a fee of $375,000. Zorin has agreed not to solicit proposals from other parties and has granted Hawker the right to match any other proposal that Zorin may receive. The Offer will be subject to typical conditions for offers of this nature, including receipt of all required regulatory approvals and no material adverse changes.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy securities in any jurisdiction. The Hawker common shares offered pursuant to the Offer will not be and have not been registered under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

ADVISORY: Neither the Toronto Stock Exchange or the TSX Venture Exchange accepts responsibility for the adequacy or accuracy of this release. Certain information regarding the company, including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated. The company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contemplated by the forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Hawker Resources Inc.
Barry R. Herring
Chief Financial Officer
(403) 261-6883
(403) 266-1814 (FAX)